Exhibit 99.5

STANDARD LITHIUM LTD.

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Under Canadian securities law, you are entitled to receive certain investor documents. If you wish to receive them, please either complete and return this card by mail (see address below) or you may also go to the TSX Trust Company website https://services.tsxtrust.com/financialstatements and input code 7237A.

☐	I would like to receive quarterly financial statements

☐	I would like to receive annual financial statements

☐	I would like to receive the reports via e-mail at the address below:

By providing my email address, I hereby acknowledge and consent to all provisions outlined in the following:

services.tsxtrust.com/edelivery

Signature(s)	Date

As long as you remain a shareholder, you will receive this card each year and will be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact TSX Trust Company by phone at 1-800-387-0825 or (416) 682-3860 or at shareholderinquiries@tmx.com.

Name:
Address:

TSX Trust Company
Account Maintenance
301 - 100 Adelaide Street West
Toronto, ON M5H 4H1

Postal Code/Zip Code: